Exhibit 21.1

Zenas BioPharma, Inc.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Zenas BioPharma (USA) LLC	Delaware
Zenas BioPharma Securities Corporation	Massachusetts
Zenas BioPharma (HK) Limited	Hong Kong